

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2014

<u>Via E-mail</u>
Michael J. Schmidtlein
Senior Vice President Finance
 and Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605

     Re: **EnerSys**
            Form 10-K for the Fiscal Year Ended March 31, 2014
            Filed May 28, 2014
            File No. 001-32253

Dear Mr. Schmidtlein:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Brian Cascio

                            Brian Cascio
                            Accounting Branch Chief